UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

ICONIX BRAND GROUP INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

451055107

(CUSIP Number)

Cameron Olsen
Unit A, Brook Park East
Shirebrook
NG20 8RY
United Kingdom
+44 845 1299 289

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

November 11, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box:        ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 451055107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sports Direct International plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER *
	8	SHARED VOTING POWER *
	9	SOLE DISPOSITIVE POWER *
	10	SHARED DISPOSITIVE POWER *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,900,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%*
14	TYPE OF REPORTING PERSON CO

* Beneficial ownership is disclaimed for both Section 13(d) and Section 16(a) purposes as interests are economic interests held through contracts for differences, the terms of which do not confer voting rights or dispositive power.

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D filed by the undersigned on January 5, 2016 as amended by Amendment No. 1 thereto filed on January 13, 2016, Amendment No. 2 thereto filed on January 21, 2016, Amendment No. 3 thereto filed on August 11, 2016 and Amendment No. 4 thereto filed on August 23, 2016 (the “Schedule 13D”). This Amendment No. 5 amends the Schedule 13D as specifically set forth.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The Reporting Person has an indirect economic interest in 5,900,000 Shares, representing an 10.51% economic interest in the Shares. Such interest is held through the CFDs with Monecor (London) Limited, trading as ETX Capital, (“ETX Capital”) listed in paragraph (c) of this Item 5.

(b) Pursuant to the CFDs, the Reporting Person does not have the power to vote or direct the vote, or power to dispose or direct the disposition, of any of the Shares and, accordingly, beneficial ownership is disclaimed pursuant to Rules 13d-4 and 16a-1(a)(4) for Section 13(d) and Section 16(a) purposes.

(c) The following table lists each of the purchases and sales by the Reporting Person of CFDs in respect of the Shares during the past 60 days. Each of these CFDs were entered into with ETX Capital and provide that the parties will exchange the difference in the value of the Shares at the time at which the contract is agreed and the time at which it is closed. There were no other transactions effected by the Reporting Person in the Shares or other indirect interests in the Shares during this period.

Date of transaction	Type of transaction	Number of Shares subject to the CFD	Price per Share at the time CFD agreed
12 September 2016	Purchase	3,600	792.47
13 September 2016	Purchase	15,400	797.36
14 September 2016	Purchase	5,150	794.92
16 September 2016	Purchase	45,441	787.84
19 September 2016	Purchase	200	798.50
20 September 2016	Purchase	14,000	796.00
23 September 2016	Sale	2,500	851.00
29 September 2016	Purchase	346	800.00
30 September 2016	Purchase	2,500	796.90
05 October 2016	Sale	40,259	853.41
06 October 2016	Sale	1,000	855.00
10 October 2016	Sale	15,400	861.13
10 October 2016	Sale	2,900	861.13
17 October 2016	Purchase	22,850	792.99
18 October 2016	Purchase	22,539	791.94
19 October 2016	Purchase	24,323	795.44
20 October 2016	Purchase	59,469	771.49
21 October 2016	Purchase	42,468	761.68
24 October 2016	Purchase	3,773	756.84
24 October 2016	Purchase	44,030	746.94
25 October 2016	Purchase	15,937	737.94
25 October 2016	Purchase	12,600	746.43
26 October 2016	Purchase	1,600	739.94
01 November 2016	Sale	1,250	800.25

03 November 2016	Purchase	13,426	744.60
04 November 2016	Sale	10,906	802.38
07 November 2016	Sale	44,030	802.35
07 November 2016	Sale	8,476	802.35
08 November 2016	Sale	50	824.00
08 November 2016	Purchase	27,069	699.93
08 November 2016	Purchase	50	706.00
08 November 2016	Sale	11,311	814.19
09 November 2016	Sale	38,689	830.17
09 November 2016	Sale	12,600	838.03
09 November 2016	Sale	4,900	838.03
09 November 2016	Sale	350	838.03
09 November 2016	Sale	5,031	838.03
09 November 2016	Sale	50	838.03
09 November 2016	Sale	15,758	838.03
09 November 2016	Sale	72,880	838.03
09 November 2016	Sale	88,431	838.03
10 November 2016	Sale	3,773	883.92
10 November 2016	Sale	3,779	883.92
10 November 2016	Sale	59,469	883.92
10 November 2016	Sale	5,182	883.92
10 November 2016	Sale	200	883.92
10 November 2016	Sale	24,323	883.92
10 November 2016	Sale	22,539	883.92
10 November 2016	Sale	22,850	883.92
10 November 2016	Sale	2,500	883.92
10 November 2016	Sale	100	883.92
10 November 2016	Sale	2,250	883.92
10 November 2016	Sale	14,000	883.92
10 November 2016	Sale	346	883.92
10 November 2016	Sale	600	883.92
10 November 2016	Sale	38,089	883.92
10 November 2016	Sale	55,185	907.93
10 November 2016	Sale	7,247	907.93
11 November 2016	Sale	3,078	934.93
11 November 2016	Sale	34,490	934.93
11 November 2016	Sale	100,000	934.93
11 November 2016	Sale	20,098	951.00
11 November 2016	Sale	69,464	951.00
14 November 2016	Sale	110,438	990.62
14 November 2016	Sale	100,000	974.80

(d) Not known.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, such person hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2016

Sports Direct International plc

By: Cameron Olsen
its Company Secretary

By:	/s/ Cameron Olsen
Name: Cameron Olsen
Title: Company Secretary